UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3)*

CuriosityStream Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

23130Q107
(CUSIP Number)

John Hendricks Hendricks Factual Media LLC 8484 Georgia Ave. Suite 700 Silver Spring, MD 20910 (301) 755-2050
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 16, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Hendricks Factual Media LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
21,356,188
	8.	SHARED VOTING POWER
0
	9.	SOLE DISPOSITIVE POWER
21,356,188
	10.	SHARED DISPOSITIVE POWER
0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,356,188
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.3%(1)
14.	TYPE OF REPORTING PERSON (see instructions) OO

Based on 53,031,186 shares of Common Stock outstanding as of August 10, 2023.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) John Hendricks
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
21,772,661
	8.	SHARED VOTING POWER
0
	9.	SOLE DISPOSITIVE POWER
21,772,661
	10.	SHARED DISPOSITIVE POWER
0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,772,661
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.1%(1)
14.	TYPE OF REPORTING PERSON (see instructions) IN

Based on 53,031,186 shares of Common Stock outstanding as of August 10, 2023.

Explanatory Note

This Amendment No. 3 (this “Amendment No. 3”) amends and supplements the original Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on October 22, 2020 (the “Original Schedule 13D”), as amended by Amendment No. 1 filed with the SEC on February 12, 2021 (“Amendment No. 1”) and Amendment No. 2 filed with the SEC on November 3, 2021 (“Amendment No. 2”) (as amended, the “Schedule 13D”). Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons”. This statement is filed on behalf of:

•Hendricks Factual Media LLC, a Delaware limited liability company (“HFM”); and
•John Hendricks, a United States citizen.

The Schedule 13D relates to the shares of common stock, $.0001 par value per share (the “Common Stock”), of CuriosityStream Inc., a Delaware corporation (the “Issuer”). Except as amended hereby, the prior disclosure in the Schedule 13D remains in effect. Capitalized terms used but not defined in this Amendment No. 3 have the meanings ascribed to them in the Schedule 13D as previously filed.

This Amendment No. 3 describes the entry of each of HFM and John Hendricks into a pre-arranged stock trading plan (the “10b5-1 Plan”) designed to comply with and intended to satisfy the affirmative defense conditions of Rule 10b5-1 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which permits persons to enter into a pre-arranged plan for buying or selling common stock at a time when such person is not in possession of material, nonpublic information about the issuer, to sell shares of Common Stock for tax planning purposes.

Items 4, 5 and 6 of the Schedule 13D are hereby amended and supplemented as follows:

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

As disclosed on the Issuer’s Form 8-K filed with the SEC on December 19, 2022, on December 16, 2022, each of John Hendricks, the founder and Chairman of the board of directors of the Issuer, and HFM, for which Mr. Hendricks serves as president and a manager, adopted the 10b5-1 Plan. The10b5-1 Plan, executed during the Issuer’s open trading window period and in compliance with the Issuer’s insider trading policy, allows for shares to be sold on the open market at prevailing market prices, subject to certain specified limit prices, until the earlier of April 5, 2024 and the date that all of the shares of Common Stock subject to the 10b5-1 Plan are sold, at which time the10b5-1 Plan will terminate. The aggregate number of shares of Common Stock to be sold under the 10b5-1 Plan is 2,000,000 shares, which is less than 9% of the shares for which Mr. Hendricks is a beneficial owner. Mr. Hendricks and HFM entered into the 10b5-1 Plan for tax planning purposes. In accordance with Rule 10b5-1, neither Mr. Hendricks nor HFM has had or will have any discretion over the sales of shares of Common Stock under the 10b5-1 Plan. The transactions under the 10b5-1 Plan have been and will be disclosed publicly through appropriate filings with the SEC.

Item 5. Interest in Securities of the Issuer.

Item 5 of Schedule 13D is hereby amended in its entirety as follows:

(a)-(b) The aggregate number and percentage of Common Stock beneficially owned by each Reporting Person and the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Amendment No. 3 and are hereby incorporated herein by reference. The aggregate percentage of shares reported owned by each Reporting Person is based upon 53,031,186 shares outstanding as of August 10, 2023, based on information reported by the Issuer.

As of the date hereof, HFM directly holds 21,356,188 shares of Common Stock, and is controlled by its manager, John Hendricks. As of the date hereof, John Hendricks directly holds 416,473 shares of Common Stock.

(c) Mr. Hendricks has effected the below transactions pursuant to the 10b5-1 Plan. No other transactions in Common Stock have been effected by Mr. Hendricks in the past 60 days.

Date of Sale	Price per Share	Amount of Securities Sold
4/5/2023	$1.21	14,900
4/6/2023	$1.18	15,500
4/6/2023	$1.19	15,541
4/10/2023	$1.14	12,511
4/11/2023	$1.16	18,050
4/12/2023	$1.16	10,870
4/13/2023	$1.14	35,045
4/14/2023	$1.11	18,795
4/17/2023	$1.03	51,704
4/18/2023	$1.04	28,846
4/19/2023	$1.05	17,639
4/20/2023	$1.04	8,500
4/21/2023	$1.03	2,899
7/11/2023	$1.02	9,721
7/12/2023	$1.04	13,214
7/13/2023	$1.01	14,588
7/14/2023	$1.00	1,200
7/17/2023	$1.00	13,100
7/18/2023	$1.03	13,500
7/19/2023	$1.02	12,381
7/20/2023	$1.03	8,349
7/21/2023	$1.02	6,300
7/24/2023	$1.00	5,700
7/25/2023	$1.00	5,400
7/26/2023	$1.00	4,400
7/27/2023	$1.00	8,900
7/28/2023	$1.01	12,265
7/31/2023	$1.07	64,975
8/1/2023	$1.09	13,591
8/2/2023	$1.04	6,800
8/3/2023	$1.04	1,800
8/4/2023	$1.00	9,200
8/7/2023	$1.01	2,100
8/8/2023	$1.00	1,400
Total		479,684

HFM has not effected any transactions in Common Stock in the past 60 days, either pursuant to the 10b5-1 Plan or otherwise.

(d) To the best knowledge of the Reporting Persons, no person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of Schedule 13D is hereby and amended and supplemented by incorporating the information in Item 4 herein.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HENDRICKS FACTUAL MEDIA LLC

/s/ John Hendricks
Insert Name

Manager
Insert Title

October 25, 2023
Insert Date